August 15, 2013

Via E-mail

Mr. Daniel L. Gordon

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Newcastle Investment Corp. (the “Company”)
Form 10-K for the year ended December 31, 2012
Filed February 28, 2013
File No. 1-31458

Dear Mr. Gordon:

The Company has received the letter dated August 1, 2013 from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed on February 28, 2013.

For reference purposes, the text of each of the Staff’s numbered comments is provided herein in bold. The Company’s responses follow the Staff’s numbered comments.

Form 10-K for the year ended December 31, 2012

Item 9A. Controls and Procedures, page 148

1.	We note from your response to comment five of our letter dated June 27, 2013 that the discovery of the error in your financial statements for the year ended December 31, 2011 occurred on February 26, 2013. Please tell us how the error was discovered and who discovered the error. In your response, please describe in detail the involvement, if any, of your independent registered public accounting firm in the identification of the error and any related impact on your assessment of internal control over financial reporting and disclosure controls and procedures as of December 31, 2012.

The Company’s independent registered public accounting firm (“external auditors”) identified the error in the Company’s financial statements for the year ended December 31, 2011 during the audit of the Company’s annual report on Form 10-K for the year ended December 31, 2012. Following the identification of the error, the Company considered whether there had been a material weakness and concluded that, as a result of enhancements to internal controls made during 2012, there had not been a material weakness in its internal control over financial reporting as of December 31, 2012. In particular, the Company added personnel in 2012, including an additional senior accountant, in response to the increasing number of non-routine transactions beginning in 2011. Accordingly, the Company believes that the material weakness in its internal control over financial reporting as of December 31, 2011 had been remediated prior to December 31, 2012 and prior to the identification of the error in the 2011 financial statements. In addition, the Company believes that its disclosure controls and procedures were effective as of December 31, 2011 for the reasons set forth in the Company’s response to the Staff’s letter dated June 27, 2013, and that its disclosure controls and procedures remained effective as of December 31, 2012.

Sincerely,

/s/ Jonathan Brown
Name:	Jonathan Brown
Title:	Interim Chief Financial Officer and Principal Accounting Officer

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